February 13, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    American Century Government Income Trust (the “Registrant”)
File Nos. 002-99222 and 811-04363
Accession No. 0000773674-17-000004

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:38 p.m., on January 26, 2017 (Accession No. 0000773674-17-000004). The Amendment will be refiled to include additional disclosure for the Staff’s review. No securities were sold in connection with the offering.

If you have any questions, or require anything further regarding the request, please contact me at (816) 340-3226.

Very truly yours,

/s/ Kathleen Gunja Nelson
_________________________
Kathleen Gunja Nelson
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com